CONSENT OF QUALIFIED PERSON

2 February 2021

To:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities of Newfoundland and Labrador
Office of the Superintendent of Securities, Prince Edward Island
Toronto Stock Exchange

Re:	SilverCrest Metals Inc.

I, Khosrow Aref, P.Eng., consent to the public filing of the technical report titled “NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project” that has an effective date of 4 January 2021 (the “Technical Report”) by SilverCrest Metals Inc. (the “Company “).

I also consent to any extracts from, or a summary of, the Technical Report in the Company’s news release dated 2 February 2021, entitled “SilverCrest Announces Positive Feasibility Study Results and Technical Report Filing for the Las Chispas Project” (the “News Release”).

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: 2 February 2021

“Signed and sealed”

Khosrow Aref, Ph.D., P.Eng. (British Columbia)